Research Frontiers Incorporated
                    240 Crossways Park Drive
                  Woodbury, New York 11797-2033
                           516-364-1902

						August 25, 2010

                                       										July 29, 2010

David L. Orlic, Esq.
Staff Attorney
Division of Corporation Finance
Mail Stop 3010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Research Frontiers Incorporated
   	Form 10-K for Fiscal Year Ended December 31, 2009
	Filed March 11, 2010
	File No. 001-09399

Dear Mr. Orlic:

      This letter is being submitted in response to the comments contained in the August 17, 2010 letter from the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to Joseph M. Harary, Chief Executive Officer of Research Frontiers Incorporated (the "Company," "we," "us," or "our"), with respect to the above-referenced Annual Report on Form 10-K. For convenience of reference, the Staff's comment is included in italics followed by the Company's response to that comment.

      The Company's response is as follows:

Form 10-K for Fiscal Year Ended December 31, 2009

Item II. Executive Compensation (Incorporated by Reference from
Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)

Compensation Consultants and Benchmarking. page 15

1. In response to prior comment 4, you state that Mr. Saxe's and Mr. Harary's compensation mix was "comparable" to the compensation mix paid by the compensation peer group, after adjusting for experience, education, and responsibilities. With a view towards future disclosure, please tell us how the compensation mix paid to your named executive officers compared, in quantitative terms, to the peer group you have identified.

	Response:

As noted in our previous response to prior Staff comment 4, the Compensation Committee reviewed and compared the following components of Mr. Saxe's and Mr. Harary's compensation to that of executive officers serving in similar roles for companies in our compensation peer group:
(1) base salary; (2) actual total cash compensation (base salary plus actual bonus); (3) target total cash compensation (base salary plus target bonus); (4) long-term incentive compensation (fair value of stock options, restricted shares, and performance-based long-term incentive plans, annual equity participation (annual shares granted as a percent of shares outstanding); and (5) actual total direct compensation (actual total cash plus long-term incentive compensation) ("ATDC"). The following sets forth, as a percentage of ATDC, the first four of the aforementioned compensation components with respect to Mr. Saxe and Mr. Harary as compared to that of our peer group.

Base Salary

Mr. Saxe's base salary as a percentage of his ATDC was 80.6%. Base salary as a percentage of ATDC for executive officers performing similar roles for peer group members ("Peer Group Executives") ranged from a low of 12.6% to a high of 88.5%.

Mr. Harary's base salary as a percentage of his ATDC was 44.0%. Base salary as a percentage of ATDC for Peer Group Executives ranged from a low of 27.8% to a high of 87.1%.

Actual Total Cash Compensation

Mr. Saxe's actual total cash compensation as a percentage of his ATDC was 80.6%. Actual total cash compensation as a percentage of ATDC for Peer Group Executives ranged from a low of 28.1% to a high of 93.2%.

Mr. Harary's actual total cash compensation as a percentage of his ATDC was 57.2%. Actual total cash compensation as a percentage of ATDC for Peer Group Executives ranged from a low of 27.9% to a high of 92.0%.

Target Total Cash Compensation

Mr. Saxe's target total cash compensation as a percentage of his ATDC was 80.6%. Target total cash compensation as a percentage of ATDC for Peer Group Executives ranged from a low of 22.1% to a high of 137.2%.

Mr. Harary's target total cash compensation as a percentage of his ATDC was 59.5%. Target total cash compensation as a percentage of ATDC for Peer Group Executives ranged from a low of 33.0% to a high of 121.9%.

Long-Term Incentive Compensation

Mr. Saxe's long-term incentive compensation as a percentage of his ATDC was 10.7%. Long-term incentive compensation as a percentage of ATDC for Peer Group Executives ranged from a low of 6.8% to a high of 71.9%.

Mr. Harary's long-term incentive compensation as a percentage of his ATDC was 33.9%. Long-term incentive compensation as a percentage of ATDC for Peer Group Executives ranged from a low of 8.0% to a high of 72.1%.

We will provide similar disclosure in our future filings to the extent applicable.

      The Company's management acknowledges the following:

-the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
-Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      For further information or clarification with respect to the Company's responses to the Staff's comments, please feel free to contact me at
(516) 364-1902 ext. 220.

                               Sincerely,

                            /s/Joseph M. Harary

                               Joseph M. Harary
                               President and Chief Executive Officer


cc: Stephani Bouvet-SEC Division of Corporate Finance
    (tel: 202-551-3545 fax: 202-772-9210)
    Robert J. Hasday, Esq.-Duane Morris LLP